Exhibit 23.3

Consent of Independent Certified Public Accountants

We have issued our report dated March 16, 2009, with respect to the consolidated balance sheets of Metastorm Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, included in the Annual Report of Internet Capital Group, Inc. on Form 10-K for the year ended December 31, 2008. We consent to the incorporation by reference of said report in the Registration Statement of Internet Capital Group, Inc. on Form S-8.

/s/ Grant Thornton LLP

Baltimore, Maryland

June 26, 2009